Unilever Trading Statement - Third Quarter 2026 Continued strong performance in the third quarter Third Quarter Key Highlights •          Strong growth and volume delivery – underlying sales growth (USG) of 5.2%; 2.9% volume growth with 2.3% price growth in response to higher commodity costs •          Power Brands leading performance – 5.8% USG and 3.3% volume growth •          Broad-based strength across HPC – 7.0% USG with 4.1% volume growth •          Emerging market momentum – led by strong growth in India, Latin America and South East Asia •          Turnover of €13.3 billion up 6.7% – positive operational performance, net acquisitions and currency impact •          Unilever Foods combination with McCormick on track •          Quarterly dividend up 3% vs Q3 2025 Third Quarter Key Figures     Third Quarter 2026 Nine Months 2026 (unaudited) USG Turnover vs 2025 USG Turnover vs 2025 Unilever 5.2% €13.3bn 6.7% 4.9% €38.9bn 2.7% Beauty & Wellbeing 5.7% €3.5bn 9.5% 5.8% €10.0bn 3.4% Personal Care 6.3% €3.6bn 9.7% 5.3% €10.5bn 6.2% Home Care 9.1% €3.1bn 7.5% 8.1% €9.0bn 3.6% Foods 0.1% €3.1bn –% 0.8% €9.4bn (2.6)%   Chief Executive Officer Statement “We have delivered another quarter of competitive growth, led by continued strong volume delivery and a step up in price to offset the impact of higher commodity costs. Our Power Brands continued to lead performance, with strong growth across Home Care, Personal Care and Beauty & Wellbeing. Emerging markets were again a key driver, with broad-based growth across markets, led by India and continued strength in Latin America and South East Asia. Developed market performance reflected tougher prior year comparators and softer performance in Foods. We are performing while transforming Unilever. We are becoming simpler and sharper, with greater focus and stronger execution as we drive Desire at Scale across our brands. This progress gives us confidence that we will now deliver at least 3% volume growth for the full year. At our Investor Event next week we will set out how this transformation is creating a stronger, more focused Unilever capable of delivering sustained, competitive performance.” Fernando Fernandez Outlook Following strong performance in the first nine months, we have upgraded our outlook for 2026: We continue to expect underlying sales growth for full year 2026 to be within our multi-year guidance range of 4% to 6% and modest improvement in underlying operating margin for the full year versus 20.0% in 2025. We now expect at least 3% underlying volume growth for full year 2026 and underlying sales growth in the second half of around 5%. Third Quarter Review: Unilever Group Growth (unaudited) Turnover USG UVG UPG Acquisitions Disposals Currency Turnover change Third Quarter €13.3bn 5.2% 2.9% 2.3% 1.4% (0.6)% 0.6% 6.7% Nine Months €38.9bn 4.9% 3.8% 1.1% 1.3% (0.6)% (2.9)% 2.7% Underlying sales growth (USG) in the third quarter was 5.2%, with 2.9% from volume and 2.3% from price. On a year-to-date basis USG was 4.9% with 3.8% UVG, with two-year CAGR USG of 4.1% and 2.5% UVG. Power Brands continued to lead growth, delivering 5.8% USG with 3.3% volume. Performance was led by HPC, with Beauty & Wellbeing, Personal Care and Home Care all delivering strong volume-led growth. Foods was flat, as emerging market and Unilever Food Solutions growth was offset by softness in developed market retail. Underlying price growth stepped up as planned in the third quarter reflecting higher commodity costs, in particular in Home Care and Personal Care. •          Beauty & Wellbeing: 5.7% USG with 3.6% volume and 2.1% price. Hair Care grew double-digit and skin care grew mid- single digit. Growth was driven by strong performance from our Power Brands and prestige portfolio. This included double-digit growth in Dove, Vaseline, Sunsilk, Clear and K18, led by volume. Wellbeing declined in the third quarter, partly due to shipment timings for Amazon Prime Day, and is down (1.0)% year-to-date. •          Personal Care: 6.3% USG with 3.8% volume and 2.4% price. Skin cleansing grew high-single digit and deodorants grew mid-single digit, with accelerated price growth reflecting higher commodity costs. Growth was broad-based across geographies, with high-single digit growth in emerging markets and mid-single digit growth in the US. Dr. Squatch was included in USG from September with double-digit growth. •          Home Care: 9.1% USG with 5.4% volume and 3.6% price. Fabric cleaning grew double-digit and home & hygiene and fabric enhancers grew mid-single digit. By region, performance was led by double-digit growth in Asia Pacific Africa and Latin America, including strong delivery in our two largest markets, India and Brazil. Price growth stepped up in the third quarter reflecting higher commodity costs. •          Foods: 0.1% USG with (1.1)% volume and 1.3% price. Unilever Food Solutions grew low-single digit and Cooking Aids and Condiments were broadly flat. Growth in emerging markets and in Foods Solutions was offset by a decline in developed market retail, reflecting continued softer market conditions and increased competition in US condiments. We are continuing to take decisive actions to improve US Foods performance through new innovations to strengthen competitiveness and corrective pricing actions. Unilever Food Solutions performance was led by North America growth accelerating to mid-single digit. By region, growth was led by emerging markets, while developed markets reflected tougher comparators and soft market conditions. •          Developed Markets: (0.9)% USG, with (1.7)% from volume and 0.7% from price. North America declined (0.7)% while continuing to gain volume share, as strong growth in Personal Care and Beauty was offset by declines in Wellbeing and Foods. Europe declined (1.7)% in a soft market environment. •          Emerging Markets: 9.5% USG, with strong volume growth of 6.0% and 3.3% from price. Growth was broad-based, including double-digit growth in India, Turkey, Vietnam, and Pakistan, and high-single digit growth in Latin America, Indonesia and South East Asia. Turnover was €13.3 billion, up 6.7% versus the prior year, reflecting positive underlying sales growth of 5.2%, a 0.8% net contribution from acquisitions and disposals, and a positive currency impact of 0.6%. Unilever Foods combination with McCormick In March 2026, we announced an agreement to combine Unilever’s Foods business with McCormick, unlocking value by shaping Unilever into a leading pureplay HPC company and creating a global flavour powerhouse in Foods. Separation and integration work is progressing well, led by dedicated project teams comprising more than 200 employees across 20 cross- functional teams. There has been strong progress on regulatory approvals, with filings submitted on schedule and clear momentum across jurisdictions, reinforcing our confidence in a timely closing. Closure is subject to McCormick shareholder approval, receipt of required regulatory approvals and the satisfaction of other customary closing conditions. Works Council consultation is underway and is on target to complete prior to closing of the transaction.   Capital allocation Our capital allocation priorities remain unchanged. We will invest in the growth and productivity of Unilever as a priority. Alongside this we will continue to reshape our portfolio through bolt-on acquisitions and selective disposals, return capital to shareholders through our attractive dividend, and use surplus cash to fund share buybacks. In March 2026, we announced the agreement to combine Unilever’s Foods business with McCormick. This follows the December 2025 demerger of The Magnum Ice Cream Company (TMICC). During the third quarter we did not undertake any bolt-on acquisitions. We completed one disposal: •          August 2026: Unilever completed the sale of our Home Care businesses in Colombia. The quarterly interim dividend for the third quarter is €0.4664, in line with the Q2 2026 dividend and up 3.0% vs Q3 2025. Conference Call Following the release of this trading statement on 28 October 2026 at 7:00 AM (UK time), there will be a live webcast at 8:30 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results. A replay of the webcast and the slides of the presentation will be made available after the live meeting. Upcoming Events   Date Events 4 November 2026 Unilever Investor Event 2026 (New York) – Click here to register for the webcast 11 February 2027 Q4 and FY 2026 results   Third Quarter Review: Business Groups     Third Quarter 2026 Nine Months 2026 (unaudited) Turnover USG UVG UPG Turnover USG UVG UPG Unilever €13.3bn 5.2% 2.9% 2.3% €38.9bn 4.9% 3.8% 1.1% Beauty & Wellbeing €3.5bn 5.7% 3.6% 2.1% €10.0bn 5.8% 4.2% 1.6% Personal Care €3.6bn 6.3% 3.8% 2.4% €10.5bn 5.3% 4.0% 1.3% Home Care €3.1bn 9.1% 5.4% 3.6% €9.0bn 8.1% 6.7% 1.3% Foods €3.1bn 0.1% (1.1)% 1.3% €9.4bn 0.8% 0.4% 0.4% Beauty & Wellbeing (26% of Q3 turnover) (unaudited) Turnover USG UVG UPG Acquisitions Disposals Currency Turnover change Third Quarter €3.5bn 5.7% 3.6% 2.1% 3.2% (0.2)% 0.6% 9.5% Nine Months €10.0bn 5.8% 4.2% 1.6% 1.7% (0.2)% (3.7)% 3.4% Beauty & Wellbeing underlying sales grew 5.7%, with 3.6% from volume and 2.1% from price. On a two-year CAGR basis, USG was 5.4% with 2.9% from volume. Growth was driven by strong performance from our Power Brands and prestige portfolio. This included double-digit growth in Dove, Vaseline, Sunsilk, Clear and K18, led by volume. This was partly offset by a decline in Wellbeing. Price growth stepped up as planned increases landed in market. Growth was led by emerging markets, with strong momentum in Asia Pacific Africa and Latin America, in particular India, South East Asia and Brazil. •          Hair Care accelerated with double-digit growth, led by volume. Dove continued to grow double-digit, driven by premium innovations including in serums, masks and scalp care, and strong growth in India and the US. Sunsilk and Clear both delivered double-digit growth, led by Latin America and South East Asia. Our prestige brand K18 delivered another quarter of very strong double-digit growth. •          Skin Care grew mid-single digit. Vaseline delivered double-digit growth, with broad-based performance across our markets, in particular Asia Pacific Africa. Growth in our prestige brands was led by Hourglass, Paula’s Choice and Dermalogica. •          Wellbeing declined high-single digit in the third quarter partly driven by shipment timings for Amazon Prime Day, which benefited the second quarter. On a year-to-date basis Wellbeing is down (1.0)% reflecting conscious choices to rebalance revenues and relative pricing between direct-to-consumer, club, pure-play online and omni-channel retailers. Liquid I.V.’s international expansion and continued share gains in the mass retail and online channels were offset by reduced distribution and the entry of private label in the club channel. Measures to improve customer acquisition in Nutrafol remain at an early stage. Grüns recorded very strong growth in its first full quarter with Unilever; it will enter our USG disclosure in June 2027. We expect sequential improvement in Wellbeing’s performance versus the third quarter. Personal Care (27% of Q3 turnover) (unaudited) Turnover USG UVG UPG Acquisitions Disposals Currency Turnover change Third Quarter €3.6bn 6.3% 3.8% 2.4% 2.2% –% 1.0% 9.7% Nine Months €10.5bn 5.3% 4.0% 1.3% 3.4% –% (2.5)% 6.2% Personal Care underlying sales grew 6.3%, with 3.8% from volume and 2.4% from price. On a two-year CAGR basis, USG was 5.2% with 2.4% from volume. Growth was driven by high-single digit growth in skin cleansing and mid-single digit growth in deodorants. Our largest brand, Dove, grew double-digit with mid-single digit volume. Growth was broad-based across regions with high-single digit growth in emerging markets and mid-single digit growth in the US. Price growth accelerated in the third quarter as planned pricing reflected higher commodity costs. Both Wild and Dr. Squatch grew double-digit, with Dr. Squatch included in USG from September. •          Deodorants grew mid-single digit, led by volume. Emerging markets grew double-digit, with double-digit growth in Latin America and high-single digit growth in Asia Pacific Africa. The US grew mid-single digit supported by stronger brand equities and further strengthening of our market leadership reflecting the continued benefits of the FIFA World Cup 2026™ sponsorship. Dove deodorants delivered double-digit growth. •          Skin Cleansing grew high-single digit, with balanced volume and price. Growth was broad-based with double-digit growth in emerging markets and mid-single digit growth in both North America and Europe. Dove skin cleansing grew double-digit, supported by the strength of its premium body serum ranges. •          Oral Care declined low-single digit, with growth in South East Asia and India offset by subdued markets in Europe. Home Care (23% of Q3 turnover) (unaudited) Turnover USG UVG UPG Acquisitions Disposals Currency Turnover change Third Quarter €3.1bn 9.1% 5.4% 3.6% –% (1.3)% (0.1)% 7.5% Nine Months €9.0bn 8.1% 6.7% 1.3% –% (0.8)% (3.4)% 3.6% Home Care underlying sales grew 9.1%, with 5.4% from volume and 3.6% from price. On a two-year CAGR basis, USG was 6.1% with 3.9% from volume. Growth was led by emerging markets with double-digit growth in Asia Pacific Africa and Latin America, including strong performances from our two largest markets, India and Brazil. Price growth stepped up in the third quarter in response to higher commodity costs, which are expected to contribute to accelerated pricing for the remainder of the year. •          Fabric Cleaning grew double-digit, with high-single digit volume. Price growth increased to mid-single digit in the third quarter in response to higher commodity costs. Growth was strong across emerging markets with double-digit growth and record market shares in India, and double-digit growth in Brazil. •          Home & Hygiene grew mid-single digit, with balanced volume and price. Cif delivered another quarter of double-digit growth as its Infinite Clean range continued to perform well, supported by new variants and expansion into additional markets. •          Fabric Enhancers grew mid-single digit, with balanced volume and price. Performance was led by Comfort, with particular strength in Asia Pacific Africa. Foods (23% of Q3 turnover) (unaudited) Turnover USG UVG UPG Acquisitions Disposals Currency Turnover change Third Quarter €3.1bn 0.1% (1.1)% 1.3% –% (1.1)% 1.0% –% Nine Months €9.4bn 0.8% 0.4% 0.4% –% (1.3)% (2.1)% (2.6)% Foods underlying sales grew 0.1%, with (1.1)% from volume and 1.3% from price. On a two-year CAGR basis, USG was 1.8% with 0.1% from volume. Growth in emerging markets was offset by a decline in developed market retail, reflecting continued softer market conditions and increased competition in US condiments. We are continuing to take decisive actions to improve US Foods performance through new innovations to strengthen competitiveness and corrective pricing actions. Unilever Food Solutions delivered low-single digit growth with acceleration in North America. India grew high-single digit led by continued double-digit growth in Horlicks. •          Cooking Aids was broadly flat, as positive price was offset by volume decline. Good growth in emerging markets, in particular across South East Asia, Brazil and Africa, was offset by a decline in developed markets. •          Condiments was broadly flat, as positive price was offset by volume decline. Emerging market growth was offset by weakness in developed markets reflecting soft market conditions and lower presence in the fastest growing segments of premium and avocado mayonnaise in the US, which we are taking decisive actions to address. We are confident in Hellmann’s future delivery given the brand’s continued strong equity and category leadership position. •          Unilever Food Solutions grew low-single digit with balanced volume and price. Growth was led by acceleration in North America to mid-single digit growth, reflecting our strong customer proposition. China delivered continued low- single digit growth. Third Quarter Review: Geographical Areas     Third Quarter 2026 Nine Months 2026 (unaudited) Turnover USG UVG UPG Turnover USG UVG UPG Unilever €13.3bn 5.2% 2.9% 2.3% €38.9bn 4.9% 3.8% 1.1% Asia Pacific Africa €6.0bn 10.1% 5.8% 4.1% €17.3bn 8.3% 6.0% 2.2% The Americas €5.0bn 2.8% 0.9% 1.8% €14.7bn 4.0% 3.1% 0.9% Europe €2.3bn (1.7)% (0.4)% (1.3)% €6.9bn (1.2)% (0.3)% (0.9)%     Third Quarter 2026 Nine Months 2026 (unaudited) Turnover USG UVG UPG Turnover USG UVG UPG Emerging markets €8.0bn 9.5% 6.0% 3.3% €23.5bn 7.9% 5.9% 1.9% Developed markets €5.3bn (0.9)% (1.7)% 0.7% €15.4bn 0.7% 0.7% —% North America €3.0bn (0.7)% (2.5)% 1.8% €8.6bn 1.5% 1.3% 0.3% Latin America €2.0bn 8.5% 6.5% 1.9% €6.1bn 7.9% 6.0% 1.8% Asia Pacific Africa (45% of Q3 Group turnover) Underlying sales growth was 10.1%, with 5.8% from volume and 4.1% from price. On a two-year CAGR basis, USG was 8.1% with 4.7% from volume. •          India grew 15%, driven by 7% volume, continuing the momentum seen in the first half and against a lower prior year comparator. Growth was broad-based, with Home Care and Beauty & Wellbeing delivering strong double-digit growth and Personal Care and Foods growing high-single digit. Hair Care led growth with strong double-digit growth, supported by increased usage, premiumisation and innovations across Dove and TRESemmé.

•          China grew low-single digit with mid-single digit volume, including volume contribution from all Business Groups and strong performance in the social commerce channel. Beauty & Wellbeing and Personal Care benefited from premium innovations, including new ranges in Vaseline and Lux, while Home Care sustained mid-single digit growth. Unilever Food Solutions grew low-single digit. •          Indonesia grew 7%, led by volume and supported by strong execution, innovations in our Power Brands and digital activations. Performance was led by the HPC business groups, which combined grew high-single digit with particular strength in fabric cleaning, fabric enhancers and hair care. Foods grew mid-single digit led by local brands. •          Africa grew mid-single digit, led by Vaseline and mid-single digit growth in Home Care and Foods. The Americas (37% of Q3 Group turnover) Underlying sales growth was 2.8%, with 0.9% from volume and 1.8% from price. On a two-year CAGR basis, USG was 2.7% with 0.5% from volume. •          North America declined (0.7)% in the quarter, while continuing to gain volume share, with year-to-date USG of 1.5%. Personal Care grew mid-single digit led by deodorants, Dove body wash and Dr. Squatch, which entered USG from September. Beauty grew well, led by double-digit growth in Vaseline and our prestige portfolio. These performances were offset by declines in Wellbeing and Foods. In Wellbeing, this reflects conscious choices to rebalance revenues and relative pricing between direct-to-consumer, club, pure-play online and omni-channel retailers. Liquid I.V. continued to gain share in mass retail and online channels, which was offset by reduced distribution and the entry of private label in the club channel. We are continuing to take decisive actions to improve Foods performance through new innovations to strengthen competitiveness and corrective pricing actions. •          Latin America grew 8.5%, with 6.5% from volume. Growth was broad-based, with double-digit growth in Beauty & Wellbeing and Home Care and high-single digit growth in Personal Care. Foods grew low-single digit, led by continued strength in condiments, where volumes grew mid-single digit. Brazil delivered high-single digit growth, including double-digit volume, supported by continued market share improvement in our two largest categories laundry and deodorants. Mexico grew low-single digit, led by volume and supported by share gains in Personal Care. Argentina grew double-digit, with positive volume. Europe (18% of Q3 Group turnover) Underlying sales growth was (1.7)%, with volume decline of (0.4)% and price of (1.3)%. On a two-year CAGR basis, USG was (0.1)% with flat volume. •          In Europe, Beauty & Wellbeing grew mid-single digit and Personal Care grew low-single digit, supported by strong growth in Dove and strengthened competitiveness in deodorants. This was offset by declines in Home Care and Foods where sales declined in a soft market environment. Dividends The Board has declared a quarterly interim dividend for Q3 2026 of €0.4664 per Unilever PLC ordinary share. The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date: Per Unilever PLC ordinary share (traded on the London Stock Exchange): £0.3907 Per Unilever PLC ordinary share (traded on Euronext in Amsterdam): €0.4664 Per Unilever PLC American Depositary Receipt: US$0.5219 The pound sterling and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 26 October 2026. US dollar cheques for the quarterly interim dividend will be mailed on 18 December 2026 to holders of record at the close of business on 13 November 2026. The quarterly dividend calendar for the remainder of 2026 will be as follows:   Announcement Date Ex-dividend Date for Ordinary Shares Ex-dividend Date for ADRs Record Date Last Date for DRIP Election Payment Date Q3 2026 Dividend 28 October 2026 12 November 2026 13 November 2026 13 November 2026 27 November 2026 18 December 2026   Segment Information - Business Groups   (unaudited)           Third Quarter Beauty & Wellbeing Personal Care Home Care Foods Total Turnover (€ million)           2025 3,175 3,316 2,835 3,109 12,435 2026 3,477 3,636 3,049 3,109 13,271 Change (%) 9.5 9.7 7.5 – 6.7 Impact of:           Acquisitions (%) 3.2 2.2 – – 1.4 Disposals (%) (0.2) – (1.3) (1.1) (0.6) Currency-related items (%), of which: 0.6 1.0 (0.1) 1.0 0.6 Exchange rates changes (%) 0.2 0.5 (1.4) 0.8 – Extreme price growth in hyperinflationary markets* 0.4 0.5 1.3 0.2 0.6 Underlying sales growth (%) 5.7 6.3 9.1 0.1 5.2 Price* (%) 2.1 2.4 3.6 1.3 2.3 Volume (%) 3.6 3.8 5.4 (1.1) 2.9   Nine Months Beauty & Wellbeing Personal Care Home Care Foods Total Turnover (€ million)           2025 9,659 9,853 8,732 9,669 37,913 2026 9,992 10,459 9,049 9,419 38,919 Change (%) 3.4 6.2 3.6 (2.6) 2.7 Impact of:           Acquisitions (%) 1.7 3.4 – – 1.3 Disposals (%) (0.2) – (0.8) (1.3) (0.6) Currency-related items (%), of which: (3.7) (2.5) (3.4) (2.1) (2.9) Exchange rates changes (%) (4.0) (2.9) (4.1) (2.2) (3.3) Extreme price growth in hyperinflationary markets* 0.3 0.4 0.7 0.2 0.4 Underlying sales growth (%) 5.8 5.3 8.1 0.8 4.9 Price* (%) 1.6 1.3 1.3 0.4 1.1 Volume (%) 4.2 4.0 6.7 0.4 3.8 * Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets. Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.   Segment Information - Geographical Areas   (unaudited)         Third Quarter Asia Pacific Africa The Americas Europe Total Turnover (€ million)         2025 5,510 4,533 2,392 12,435 2026 5,968 4,966 2,337 13,271 Change (%) 8.3 9.6 (2.3) 6.7 Impact of:         Acquisitions (%) – 4.0 – 1.4 Disposals (%) (0.2) (0.9) (1.0) (0.6) Currency-related items (%), of which: (1.4) 3.5 0.4 0.6 Exchange rates changes (%) (2.5) 3.2 0.4 – Extreme price growth in hyperinflationary markets* 1.0 0.3 – 0.6 Underlying sales growth (%) 10.1 2.8 (1.7) 5.2 Price* (%) 4.1 1.8 (1.3) 2.3 Volume (%) 5.8 0.9 (0.4) 2.9   Nine Months Asia Pacific Africa The Americas Europe Total Turnover (€ million)         2025 16,924 13,915 7,074 37,913 2026 17,270 14,742 6,907 38,919 Change (%) 2.0 5.9 (2.4) 2.7 Impact of:         Acquisitions (%) 0.1 3.3 0.3 1.3 Disposals (%) (0.2) (0.6) (1.4) (0.6) Currency-related items (%), of which: (5.7) (0.8) (0.1) (2.9) Exchange rates changes (%) (6.4) (1.1) (0.1) (3.3) Extreme price growth in hyperinflationary markets* 0.7 0.3 – 0.4 Underlying sales growth (%) 8.3 4.0 (1.2) 4.9 Price* (%) 2.2 0.9 (0.9) 1.1 Volume (%) 6.0 3.1 (0.3) 3.8 * Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.   Non-GAAP measures In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below). Underlying sales growth (USG) Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on page 8 and 9. Underlying price growth (UPG) Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on page 8 and 9. Underlying volume growth (UVG) Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on page 8 and 9. Cautionary Statement This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘continue’, ‘should’, ‘would be’, ‘seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever’s emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the “Group”) (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments, future performance and other factors affecting the Group, taking into account all information currently available to us. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward- looking statements. “Unilever HPC” represents Unilever HPC and Retained Foods perimeter following the announced combination of Unilever Foods and McCormick on 31 March 2026. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group’s control or precise estimate, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever’s supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; information and cybersecurity risks, including Unilever's ability to maintain a secure and reliable IT infrastructure; risks associated with rapid advancements in generative AI; execution of acquisitions, divestitures and business transformation projects, including the risks associated with the proposed transaction to combine Unilever’s Foods business with McCormick & Company, Inc., such as the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties or at all, or the difficulties and delays in the combined company achieving the synergies expected thereby, in the time frame expected by the parties or at all; economic and geopolitical risks and natural disasters; financial risks; legal and compliance risks, including failure to meet high and ethical standards, managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof, and risks related to emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events and any forward-looking events discussed herein might not occur. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or as a result of new information. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025. Enquiries   Media: Media Relations Team Investors: Investor Relations Team UK +44 77 4249 0136 press-office.london@unilever.com investor.relations@unilever.com or +44 77 7999 9683 jonathan.sibun@teneo.com   NL +31 63 029 6394 willemijn.storimans@unilever.com   or +31 61 500 8293 fleur-van.bruggen@unilever.com   After the webcast on 28 October 2026 at 8:30 AM (UK time), a replay of the webcast and the slides of the presentation will be available at www.unilever.com/investor-relations/results-and-presentations/latest-results. This Results Presentation has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.